May 12, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Janice Adeloye
Jennifer Lopez Molina

Re:	XpresSpa Group, Inc.
Pre-effective Amendment No. 1 to Registration Statement on Form S-3
Filed May 11, 2022
(Commission File No. 333-264026)

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR on May 11, 2022, in which we requested the acceleration of the effective time of the above-referenced Registration Statement for 4:30 p.m., Eastern Time, on Friday, May 13, 2022, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time. Thank you for your assistance in this matter.

Please contact Robert Endicott at Bryan Cave Leighton Paisner LLP, our outside counsel, at (314) 259-2447 if you have any questions or concerns regarding this matter.

Very truly yours,

/s/ Cara Soffer
By:	Cara Soffer
General Counsel and Secretary

cc:	James A. Berry, Chief Financial Officer